Exhibit 2.2

AMENDMENT AGREEMENT
to the Master Sale and Purchase Agreement relating to
the assets and companies comprising the
KaVo Dental Business
KIRKLAND & ELLIS INTERNATIONAL LLP

Amendment Agreement
between
(1)Envista Holdings Corporation, a corporation organized under the laws of Delaware, USA, registered with the Delaware Register (Secretary of State) under 7034624 with business address 200 S. Kraemer Blvd. Bldg. E, Brea, California 92821, United States of America
– the "Seller Parent" –
(2)planmeca Verwaltungs GmbH, a limited liability company organized under the laws of Germany, registered with the commercial register of the local court of Hamburg under HRB 160729 with business address Hermannstraße 13, 20095 Hamburg, Germany
– the "Purchaser" –
(3)Planmeca Oy, a stock corporation incorporated under the laws of Finland, registered with the Finnish trade register (kaupparekisteri) under business ID 0112773-2 with business address Asentajankatu 6, 00880 Helsinki, Finland
– the "Guarantor" –

– the Seller Parent, the Purchaser and the Guarantor are hereinafter collectively referred to as the "Parties" and individually as a "Party" –

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DEFINITIONS

A
Agreement                5
B
Brazil Planmeca Sale            8
D
Deferred Asset Purchasers            5
Deferred Asset Transfer Agreements    5
Deferred Business            5
Deferred Local Closing            6
Delay Without Fault            6
Designated Employee            8
F
Final Closing Date            6
G
Guarantor                2
I
Incorporation Notice            6
Interim Period                5
L
Local Closing Date            5
Long Stop Date                6
P
Parties                    2
Party                    2
Purchaser                2
Purchaser Request            7
R
Relevant Jurisdictions            5
S
SAPA                    5
Seller Parent                2
Services                    7
T
Third Party Service Provider        8
W
Wind-Down                7

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RECITALS
(A)WHEREAS, the Parties entered into a certain master sale and purchase agreement relating to the assets and companies comprising the KaVo Dental Business on 6th and 7th September 2021 (roll of deeds no. H 3751/21 of the notary public Sebastian Herrler, Munich, Germany) (the "SAPA"). All capitalized terms used but not defined herein shall have the meaning ascribed to them in the SAPA. Reference is herewith made to the SAPA, the original of which was available for inspection prior to and during today’s notarization. The notary instructed the persons appearing about the legal consequences of the reference. The persons appearing declared that they were familiar with the contents of the SAPA. After having been instructed by the notary, they waived the SAPA being read aloud and officially issued with this deed.
(B)WHEREAS, pursuant to the SAPA, the transfer of the Entire Sold Assets shall be implemented by execution of certain Asset Transfer Agreements between the respective Asset Seller(s) on the one hand and the respective Asset Purchasers on the other hand on the Scheduled Closing Date.
(C)WHEREAS, the Purchaser has informed the Seller Parent that Purchaser will - due to local legal and formal requirements and longer processing times with the respective authorities - not be able to arrange for completion of the legal formation of Asset Purchasers in Russia and China and the Brazil Planmeca Sale (as defined below) (the "Relevant Jurisdictions") by the Scheduled Closing Date and, therefore, the Purchaser will not be able to operate or transfer the KaVo Dental Business in the Relevant Jurisdictions (the "Deferred Asset Purchasers") until the legal formation of the Deferred Asset Purchasers is completed and certain permits, licenses and registrations have been obtained (the Entire Sold Assets in the Relevant Jurisdictions, collectively or respectively the "Deferred Business").
(D)WHEREAS, as a consequence of the Purchaser not having Asset Purchasers operational in the Relevant Jurisdictions on the Scheduled Closing Date, the Parties will not be able to execute Asset Transfer Agreements for these Relevant Jurisdictions on the Scheduled Closing Date. Therefore, the Parties intend to defer the Closing and the execution of the Asset Transfer Agreements for the Relevant Jurisdictions (the "Deferred Asset Transfer Agreements") in accordance with the terms and conditions, set forth in this agreement ("Agreement").
(E)WHEREAS, the Parties also intend to replace Section 28.4 and Exhibit 28.4 of the SAPA in accordance with Section 7 of this Agreement.
NOW, THEREFORE, the Parties agree as follows:
1Certain Definitions
The following terms shall have the following meanings when used herein:
"Interim Period" shall mean the period from Closing until implementation of each respective Deferred Local Closing (as defined below).
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"Local Closing Date" shall for each Relevant Jurisdiction be the last calendar day in the calendar month in which the Purchaser has provided the Seller Parent with the Incorporation Notice (as defined below), provided in any event that the Incorporation Notice is given at least twenty (20) Business Days before the last Business Day in such calendar month, or, if the Incorporation Notice is given during the last twenty (20) Business Days of a calendar month, the last calendar day in the calendar month immediately following such calendar month; unless the Parties mutually agree in writing on any other date to be the Local Closing Date.
2Deferred Closing
2.1The Parties agree that (i) the Deferred Asset Transfer Agreements shall not be executed on the Scheduled Closing Date and (ii) the Deferred Asset Transfer Agreements shall be executed and consummated between the respective Asset Seller(s) and the respective Deferred Asset Purchaser (each a "Deferred Local Closing") in substantially the form of the Asset Transfer Agreements on the respective Local Closing Date.
2.2The Parties agree that in the Relevant Jurisdictions payment in local currency is required by law. The Parties therefore will later agree on local payment details in at least text form within the meaning of sec. 126b German Civil Code (BGB). Currently, it is intended that the Seller Parent will on the respective Local Closing Date refund the portion of the Preliminary Purchase Price to the Purchaser in USD, which was allocated to the Deferred Asset Purchasers as indicated in Exhibit 2.2. Upon receipt of the refunded portion of the Preliminary Purchase Price by the Purchaser, the respective Deferred Asset Purchaser will, without undue delay (ohne schuldhaftes Zögern) and based on the exchange rate as of the last Business Day of 2021, published by Bloomberg, transfer the respective portion of the Preliminary Purchase Price to the relevant Asset Seller in local currency.
2.3The Purchaser shall, and shall ensure its Affiliates (including the Deferred Asset Purchasers after their respective formation) to, take all such actions that are necessary and required for fulfilment of the respective obligations set out in the SAPA (taking into consideration the further specifications agreed in this Section 2) regarding the take over of the Deferred Business at the latest by the respective Final Closing Date. The Purchaser shall (i) notify the Seller Parent as soon as formation of the respective Deferred Asset Purchaser has occurred or any other legal entity is able to take over the respective Deferred Business and Purchaser is able to operate the KaVo Dental Business (each an "Incorporation Notice") and (ii) keep the Seller Parent at all times informed about such formation and takeover process.
2.4The respective Deferred Local Closing shall take place on the respective Local Closing Date. In case one or several of the Deferred Local Closings has not occurred in relation to Russia and China on or prior to 30 April 2022 and in relation to Brazil on or prior to 30 June 2022 (the "Long Stop Date"), the Purchaser shall ensure that the Deferred Local Closings in relation to Russia and China are effected and implemented on 31 May 2022 and in relation to Brazil on 31 July 2022 irrespective of the Deferred Asset Purchasers having been formed and the material authorizations and registrations in connection therewith having been obtained and completed (the "Final Closing Date"); unless, the failure to implement the
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Deferred Local Closings is caused by political or regulatory decisions by a local authority or similar circumstances beyond the control of Purchaser or its Affiliates ("Delay Without Fault"), it being understood that delayed efforts for setting-up Asset Purchasers in Brazil, Russia and China shall not qualify as a Delay Without Fault. In the case of a Delay Without Fault, the respective Final Closing Date for Russia and China will be extended until 31 July 2022, the Final Closing Date for Brazil will be extended until 30 September 2022. Purchaser will notify Seller Parent without undue delay of any Delay Without Fault.
2.5In the event that not all of the Deferred Local Closings have occurred on the (extended) Final Closing Date, the Seller Parent shall be entitled to wind-down the Deferred Business in the Relevant Jurisdiction at its sole discretion (the "Wind-Down") and the proceeds from such Wind-Down (if any) shall remain with the Seller Parent. To the extent that proceeds from such Wind-Down (if any) are not sufficient, the Purchaser shall reimburse the Seller Parent for any reasonable documented fees, expenses and losses incurred in connection with such Wind-Down (including payments to customers, suppliers and employees resulting from such Wind-Down).
2.6The Parties agree that the TSA and the Regulatory TSA to be executed on the Closing Date will include services and fees pertaining to the Deferred Jurisdictions. Notwithstanding the inclusion of such services and fees in the TSA and the Regulatory TSA on the Closing Date, no services shall be provided by any Party and/or its Affiliates, and no fees shall be paid by any Party and/or its Affiliates, under the TSA and the Regulatory TSA with respect to the Deferred Jurisdictions during the Interim Period, with the provision of relevant services and payment of relevant fees for each relevant Deferred Jurisdiction instead commencing on the respective Local Closing Date for such Deferred Jurisdiction.
3Interim Period
3.1During the Interim Period, the Seller Parent will, and will instruct the relevant Asset Seller(s), to (i) hold the Deferred Business for its own benefit (or its respective Asset Sellers) and (ii) continue to carry on the relevant Deferred Business, in all material respects in the ordinary course of business and in general and to the extent permitted applying the same operating margins and/or cost-plus payments and utilizing the same transfer pricing methodologies and margins as applied in past practice, for its own benefit and account (the "Services"), with all gains, income, losses, Taxes and Tax Benefits or other items generated to be for the Seller Parent's (or its respective Asset Sellers') account. For the avoidance of doubt, until the relevant Local Closing Date, the Seller Parent shall be entitled to any profits generated and bear any losses incurred in connection with the continued operation of the Deferred Business and the Purchaser shall not receive any profits received or compensate any losses incurred in connection therewith.
3.2In case that the Seller Parent requests approval from the Purchaser in relation to the implementation of a certain measures related to or in connection with the Deferred Business in a Relevant Jurisdiction (the "Purchaser Request"), the Purchaser shall without undue delay, and at the latest within three (3) Business Days, after receipt of the Purchaser Request grant or reject its approval to such requested measure. To the extent the Purchaser does not
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revert to the Purchaser Request, the Seller Parent shall, at its sole discretion, decide if he wishes to implement or refrain from implementing the requested measure.
3.3In case the Purchaser requests, during the Interim Period, that any expenditure with respect to the Deferred Business is to be made outside of the ordinary course of business, the Seller Parent shall not be obligated, or obliged to instruct the Asset Seller(s), to make such expenditure unless the amount of such expenditures is first paid by the Purchaser to the Seller Parent or, at the Seller Parent's request, to the respective Asset Seller(s).
4Sales Process in Brazil
4.1The Seller Parent acknowledges that the Purchaser intends to (i) sell the Deferred Business in Brazil to a third-party purchaser (the "Brazil Planmeca Sale") and (ii) kick-off the Brazil Planmeca Sale after the Closing Date. The Seller Parent intends, at its sole discretion, to dedicate one of its employees in Brazil to reasonably assist the Purchaser in connection with the Brazil Planmeca Sale (the "Designated Employee"), provided that this Section 4.1 shall not create any obligation on the Seller Parent to assign the Designated Employee to the Brazil Planmeca Sale.
4.2In case of the consummation of the Brazil Planmeca Sale prior to the Long Stop Date, the Parties will agree in good faith on the documentation required to be executed to reflect the Deferred Closing in Brazil and the subsequent implementation of the Brazil Planmeca Sale, provided that there shall be no obligation by the Seller Parent to execute any other agreement than the Asset Transfer Agreement for Brazil.
4.3For the avoidance of doubt, nothing in this Section 4 shall release the Purchaser from, or amend, its obligations (i) under Section 2.3 and (ii) to effect the Local Closing in Brazil as soon as possible.
5Compensatory Payment
5.1The Purchaser shall pay the Seller Parent (i) for the time from the Closing Date until (and including) 31 March 2022 an amount equal 2% of the revenues generated by the respective Deferred Business and (ii) for the time from (and including) 1 April 2022 until the respective Local Closing Date an amount equal to 5% of the revenues generated by the respective Deferred Business. In addition, the Purchaser shall bear and reimburse the Seller Parent for the fees, costs and expenses as outlined in Section 5.2 through 5.6.
5.2The Purchaser agrees to pay to the Seller Parent or its Affiliates all reasonable fees, costs and out of pocket expenses, including but not limited to attorneys', accountants', consultants' and other advisors' (the "Third Party Service Provider") reasonable fees and costs, incurred by the Seller Parent or its Affiliates in connection with the provision of the Services for the Purchaser's (or its designated Deferred Asset Purchasers') account or the Brazil Planmeca Sale process, provided that the Seller Parent shall, at its sole discretion, decide if he wishes to engage a Third Party Service Provider for the provision of the Services or the Brazil Planmeca Sale process. Seller Parent shall inform the Purchaser on a monthly basis of the costs already accrued.
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5.3If and to the extent the Designated Employee is providing any services or assistance in connection with the Brazil Planmeca Sale process, the Purchaser shall reimburse the Seller Parent for any time spent by the Designated Employee, provided that the Seller Parent shall be entitled to charge the hourly rates laid out in Exhibit 5.3 for the Designated Employee.
5.4The Seller Parent and its Affiliates (including the Asset Sellers), at their sole discretion, are entitled to engage third parties to provide the Services in full or in part. In case the Seller Parent or its Affiliates have engaged, or will engage in the future, any third parties to provide any of the Services, the Purchaser shall reimburse the Seller Parent for such partial amount of the fees and costs charged by the third parties that are allocated to incremental Services and that have been approved by the Purchaser in advance (such approval not to be unreasonably withheld or delayed).
5.5The Purchaser shall reimburse the Seller Parent for any licenses (including, but not limited to, IT licenses), insurances and similar long-term engagements to be entered into in the ordinary course of business for the Deferred Business in the Relevant Jurisdictions if such licenses (including, but not limited to, IT licenses), insurances and similar engagements transfer to the Asset Purchasers, the Purchaser or any of its Affiliates on the Local Closing Date.
5.6The Seller Parent shall provide the Purchaser with an invoice for the costs and expenses incurred by the Designated Employee and the Third Party Service Providers with respect to any assistance or services in connection with the Brazil Planmeca Sale process or the Services on a quarterly basis and after the Final Closing Date, provided that such shall be issued within fifteen (15) Business Days after the respective date. The Purchaser shall be obliged to settle the respective invoice within ten (10) Business Days after receipt, provided that Sections 14.6 through 14.10 of the SAPA shall apply to such payments mutatis mutandis.
6Liability
6.1If and to the extent permitted by law, any claims and remedies, regardless of their nature, amount or legal basis arising out of the management or operation of any Deferred Business by the Seller Parent and/or the Asset Sellers during the Interim Period, are hereby expressly excluded and waived by the Purchaser, such waiver hereby being accepted by the Seller Parent, provided that (i) such exclusion shall not apply in case of a willful (vorsätzlich) or grossly negligent (grob fahrlässig) breach of the Seller Parent's obligations under this Agreement and (ii) the Seller Parent and its Affiliates shall not be liable towards the Purchaser and its Affiliates (including the Deferred Asset Purchasers) for actions taken in accordance with the request or direction of the Purchaser or its Affiliates.
6.2The Seller Parent's liability for (i) any claims based on the application (including analogous application) of Section 166 German Civil Code or any equivalent provision under German or foreign law, (ii) claims based on any attribution of knowledge or responsibility, including in respect of vicarious agents (Erfüllungsgehilfen) or other third parties, or (iii) claims or rights based on tort or any other legal grounds is, under and in connection with this Agreement, comprehensively and for all purposes excluded to the extent legally permissible.
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6.3Sections 6.1 and 6.2 shall also apply mutatis mutandis in relation to the assistance provided by the Seller Parent in connection with the Brazil Planmeca Sale.
7Amendment to Section 28.4 of the SAPA
The Parties agree that Section 28.4 of the SAPA shall deleted in its entirety and replaced by the following wording and Exhibit 28.4 of the SAPA shall also be deleted in its entirety and replaced by the Exhibits attached to this Agreement:
The Sold Companies and the Sold Business are parties to the agreements listed in Exhibit 28.4-1 with any Share Seller or any Affiliate of a Share Seller; for the avoidance of doubt, (i) such agreements shall be continued at the same terms and conditions, provided that the respective supplier under such agreements shall be entitled to pass on any increase of 5% or more in the aggregate in raw material costs in relation to each product compared to the raw material costs on the Closing Date subject to providing sufficient evidence (e.g. invoices for raw material prices on the Closing Date and invoices for a later date evidencing the cost increase) and six month prior written notice (email form sufficient) of the respective price increase, and (ii) the agreements underlying the Intercompany Pricing Arrangements listed in Exhibit 28.4-1 Part 2 shall not be terminated by the respective supplier under such agreements prior to five (5) years after the Closing Date, except by mutual agreement or for cause in accordance with its terms. Regarding the intragroup agreements listed in Exhibit 28.4-2, the parties agree to negotiate in good faith on the implementation of next steps after Closing as set forth in such Exhibit. If and to the extent the Sold Companies or the Sold Business is party to an intragroup agreement which has not been identified in Exhibit 28.4-1 or Exhibit 28.4-2 and under which services are provided or products are supplied to or by a Sold Company (other than the Brand Licensing Agreement, the TSA and the Regulatory TSA), the Seller Parent shall procure that, upon request of the Purchaser, any such agreement shall be terminated with a notice period of not more than four (4) weeks and without any obligations or liabilities on the part of the Sold Companies or the Sold Business as from the Closing Date (except for the settlement of intragroup trade payables and/or liabilities at arms' length terms).
8Miscellaneous
8.1Any payments to be made under the terms and conditions of or in connection with this Agreement shall be made only to the Seller Parent and in no event to the respective Asset Sellers in the Relevant Jurisdictions.
8.2To the extent legally permissible, the Purchaser shall bear all transfer Taxes (including real estate transfer Taxes), stamp duties, fees (including the fees for notarization of this Agreement), registration duties and other charges in connection with any regulatory requirements and other charges and costs payable in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby. In addition, the Purchaser shall bear all costs and expenses in connection with the preparation, conclusion
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and performance of this Agreement including any professional fees, charges and expenses of its and the Seller Parent's respective advisors (including the Seller Parent's legal advisor).
8.3For the avoidance of doubt, except for the implementation of the Deferred Local Closings and as specifically varied and modified by this Agreement, all remaining provisions, terms and conditions of the SAPA shall not be amended by this Agreement and remain in full force and effect, in particular, (i) the Purchaser shall be obliged to pay the full Preliminary Purchase Price (including any portion allocable to the Relevant Jurisdictions) into the Seller Parent's Account on the Closing Date irrespective of the Deferred Local Closings occurring after the Scheduled Closing Date, and (ii) the Closing Date Statements shall be set up in accordance with the SAPA including the Entire Sold Assets for the Relevant Jurisdictions (as if these Entire Sold Assets had been transferred to the Purchaser on the Closing Date).
8.4The Deferred Local Closings, the respective Local Closing Dates and this Agreement shall not have any effect or implication to any references to the Closing Date in the SAPA, in particular the limitation periods in Sections 23.1 (Limitation Periods) and 23.2 (Tolling) of the SAPA referencing the Closing Date shall also apply to any claims made by the Purchaser under this Agreement, provided, however, that only the time periods in Sections 11.5 (Non-Automatic Transferring Employees) and 11.6 (Automatic Transferring Employees) of the SAPA shall be calculated from the respective Local Closing Date (i.e. not as of the Closing Date).
8.5The Parties agree that the Seller Parent's continued operation of the Deferred Business in the Relevant Jurisdictions during the Interim Period shall not be deemed a violation of the non-compete and the non-solicitation covenants set forth in Sections 28.1 (Non-Compete) and 28.2 (Non-Solicit) of the SAPA.
8.6The amendments made by this Agreement are made strictly on the basis of the terms of this Agreement and without prejudice to the rights of the Parties under the SAPA. Nothing in this Agreement shall be deemed to constitute a waiver of rights under the SAPA.
8.7Sections 29 (Confidentiality), 30.1 (Notices), 30.2 (Process Agent) and 30.4 (Entire Agreement) through 30.10 (Severability) of the SAPA shall apply to this Agreement mutatis mutandis.
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